SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

September 15, 2006

Commission File Number 1-10167

WESTPAC BANKING CORPORATION
(Translation of registrant’s name into English)

60 MARTIN PLACE, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                                           ____x_____                         Form 40-F              __________

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as permitted by Regulation S-T Rule 101(b)(1):  __________

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as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
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If “Yes” is marked, indicate the file number assigned to the registrant in connection with
Rule 12g3-2(b):82-___

[TEXT]

Westpac updates market on 2006 earnings items

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: September 15, 2006	By:	/s/ Manuela Adl
Manuela Adl
SVP & Chief Operating Officer

ASX Announcement

15 September 2006

Westpac updates market on 2006 earnings items

Westpac said today it expected to deliver cash earnings growth of 9% to 10% for the full year ended 30 September 2006, despite the impact of several one-off factors.

These include:

•              a negative $34 million after tax impact resulting from accounting over-accruals of credit card income (this issue had no impact on customers);

•              a positive $15 million after tax impact from the partial sale of Westpac’s shareholding in MasterCard Inc.

Westpac’s 2006 cash earnings will not include the $72 million after tax profit on the sale of its sub-custody business and a $41 million one-off increase in UK tax expenses resulting from a review of capital held in the UK branch. Excluding these items from cash earnings is in line with Westpac’s approach to calculating cash earnings to accurately capture underlying performance. The exclusion of these items reduces reported cash earnings by $31 million in 2006.

Further details are included in the attachment to this release.

Also in line with Westpac’s commitment to improve information flows on financial and policy matters that affect the reporting of the results, the following has been included in the attachment:

•              a discussion of reported and underlying margin trends in the 2006 second half, including the credit card income impact;

•              an explanation of Westpac’s approach to managing the exchange rate risk to future NZD earnings;

•              an update on Westpac’s capital targets following the introduction of A-IFRS; and

•              an outline of Westpac’s calculation of cash earnings.

To assist an informed market, Westpac is clarifying these impacts prior to the announcement of its full year result on 3 November 2006. However, in line with its current policy Westpac will not be providing ongoing specific earnings guidance for future periods.

Westpac’s Chief Financial Officer, Phil Coffey, will hold a conference call at 11am to discuss these items.

Ends.

For Further Information

David Lording	Andrew Bowden
Head of Media Relations	Head of Investor Relations
Ph: 61 2 8253 3510	Ph: 61 2 8253 4008
Mob: 0419 683 411	Mob: 0438 284 86

Attachment

Factors impacting 2006 earnings

Over-accrual of credit card income

Westpac’s 2006 second half net profit after tax will be negatively impacted by $34 million ($49 million revenue) by the reversal of over-accruals of interest income in the Australian and New Zealand credit cards businesses. This reversal includes $18 million after tax impact ($26 million revenue impact) relating to prior years.

Customer accounts and interest charged to customers were not impacted by this issue.

The over-accruals of interest income arose from inaccuracies in the accounting methodology used to estimate accrued credit card interest income earned.

The incorrect accruals were recently detected through internal controls and thoroughly investigated by Westpac’s Group Assurance team and independently by KPMG. Those reviews verified the source and quantum of the over-accruals, the circumstances that led to the errors and recommended changes to financial controls.

As a result, Westpac moved immediately to correct the accruals estimation models, further enhance the financial controls around the reconciliation of income and initiate management changes.

In conjunction with KPMG, all like accruals processes have been reviewed to ensure that similar errors have not occurred in other business areas.

As a result of this review and full implementation of enhanced controls associated with Sarbanes Oxley compliance requirements, Westpac is confident that no additional problems of this nature exist.

Sale of Westpac’s sub-custody business

On 26 July 2006, Westpac announced the sale of its sub-custody business in Australia and New Zealand to the Hong Kong and Shanghai Banking Corporation Limited.

Net profit after tax on the sale has been calculated as $72 million and will be recorded in Westpac’s full year 2006 accounts. The sale was concluded on 31 August 2006 and has no material impact on Westpac’s risk weighted assets.

Profit on sale has been determined after taking into account provisions for warranties (including future performance), transaction costs, goodwill associated with the business ($15 million) and tax provisions.

Review of capital held in offshore locations

Westpac’s capital management approach is to ensure that capital deployed in subsidiaries and branches meets all legal and regulatory requirements, with the actual capital deployed dependent on business needs.

In the UK, excess capital to that required to support the business has been maintained to utilise unbooked tax losses and to support the deferred tax asset in that market.

As part of our capital management approach, capital held in offshore locations and subsidiary companies is reviewed annually. A key outcome from our 2006 review has been a decision to transfer approximately US$500 million of capital from the London branch to Australia. This change has the following impacts:

•              A change in source of future earnings between Australia and the UK. This will lead to a rise in Australian earnings at the expense of UK earnings. Consequently additional Australian income tax expense and associated Australian franking credits will be generated. Repatriating capital from the UK to Australia has only a minimal impact on the Group’s future revenues and tax expenses; and

•              A one-off increase in tax expense from a write down in the Deferred Tax Asset (DTA) maintained in the United Kingdom of GBP 17 million (A$41 million). This write-down is necessary because the resultant lower future earnings of Westpac’s UK Branch can no longer support the DTA.

The write down in the DTA has no impact on the Group’s capital as the DTA balance is already a deduction from both Tier 1 and ACE capital.

Profit on the partial sale of Westpac’s MasterCard Incorporated shareholding

In May 2006 MasterCard Incorporated undertook an initial public offering with its major owners becoming shareholders. As this holding is not strategic, Westpac sold 50% of its stake generating $15 million in revenue and $15 million in net profit after tax.

The remaining 50% of Westpac’s shareholding is expected to be sold at a later date, subject to escrow requirements.

Likely trends in reported margins verses underlying margins

Westpac’s reported margin analysis in past profit results has differentiated between reported margins and underlying margin trends. In the last two reporting periods the underlying margin decline was somewhat higher than the actual reported margin decline.

In 2H06, the reverse will apply where Westpac will report a higher margin decline than the underlying margin decline due to:

•                                         The credit card interest over-accrual discussed above; and

•                                         The impact of our Treasury and Financial Markets businesses on net interest income. This impact arises from both changes to the mix of income between net interest income and non-interest income and because Treasury’s earnings are more volatile under A-IFRS.

As highlighted in 1H06, Westpac benefited from very favourable trading conditions in both its Financial Markets and Treasury operations. While these businesses are likely to deliver strong annual results, their total contribution to net interest income in 2H06 will not match that of 1H06 or 2H05.

The following table details margin movement expectations for the full year:

Indicative
	Actual reported		outcome
	FY05/FY04	1H06/ 1H05	FY06/ FY05
Underlying net interest margin change	(7bps)	(10bps)	(10bps) - (12bps)
Overstatement of credit card income	—	—	(2bps)
Structured Finance Transactions and other	—	(2bps)	(2bps)
Treasury, financial markets	4bps	7bps	(0bps) - (3bps)
Reported net interest margin change	(3bps)	(5bps)	(14bps) - (19bps)

Westpac’s approach to managing the exchange rate risk to future NZD earnings

Prior to the introduction of A-IFRS Westpac hedged its NZ retail earnings for the next financial year. This approach provided greater certainty of earnings under AGAAP and generally lower earnings volatility from movements in the AUD/NZD exchange rate. Westpac applied hedge accounting to these transaction under AGAAP.

As previously announced, following the introduction of A-IFRS, and effective from 1 October 2006, Westpac will no longer be able to achieve hedge accounting for hedging income flows from our NZ Retail business.

Westpac has reviewed its hedging approach, and has decided to manage the economic risk of its New Zealand dollar earnings where it believes that there is a strong likelihood of significant adverse moves in the AUD/NZD exchange rate. Westpac plans to manage these flows over a time horizon under which up to 100% of the expected earnings for the following financial year and 50% of the expected earnings for the subsequent financial year can be hedged.

This change will have the following impacts:

•                                         The fair value of hedge contracts currently in place for 2007 will be capitalised on the balance sheet as at 1 October 2006. Capitalised amounts will subsequently be brought to account through the income statement over the term of the underlying hedge contract; and

•                                         From 1 October 2006, new hedges undertaken and fair value movements on existing hedges will have a more direct impact on earnings, with movements in the fair value of total hedges recognised immediately in the income statement.

Recognising in the income statement the change in fair value of hedge contracts from 1 October 2006 will potentially create additional reported earnings volatility due to the timing of income recognition. To provide clarity around underlying earnings, these items will be adjusted when calculating cash earnings.

In the 2005/06 financial year NZD earnings are being translated at an average rate of 1.0960, being the net result of hedges previously executed for this year.

The significant decline in the NZD/AUD exchange rate is expected to reduce Westpac’s overall earnings in the 2006/07 financial year by approximately 1% of total Group cash earnings.

Update of capital targets following the introduction of A-IFRS

Following the introduction of A-IFRS, and the adoption by APRA of revised prudential standards relating to capital, Westpac has reviewed its capital ratios to align them with the new accounting regime.

Tier 1 Capital Ratio

For Westpac, the application of APRA’s revised prudential standards has increased the deductions applied to Tier 1. However, in applying these revised standards APRA has indicated transitional relief will apply until 1 January 2008 for the impact of the revised prudential standards. This transitional relief has been based on potential deductions as at 1 July 2006.

As the transitional relief results in no immediate change to Tier 1 capital, Westpac will retain its existing Tier 1 target capital ratio range of 6.00% to 6.75% during the transitional period.

Adjusted Common Equity (ACE) Capital Ratio

The calculation of Westpac’s ACE ratio has also been updated to include APRA’s new Tier 1 capital deductions, including the requirement to deduct capitalised expenses introduced in 2004. The net impact of these changes is to reduce Westpac’s ACE capital calculation by around $1bn (or a deduction in the ACE ratio of around 50 basis points). Based on guidance received from the rating agency Standard and Poor’s, APRA’s transitional relief has not been included in the ACE calculation.

Importantly, the additional ACE capital deductions do not change the economic substance of the bank’s operations, or the risk profile. Accordingly, Westpac has adjusted its target capital range for the additional deductions. Furthermore, given the additional volatility created by the introduction of A-IFRS, Westpac has widened its target ACE capital range by an additional 25 basis points to accommodate this volatility.

As a result of these changes, Westpac’s target ACE ratio will change from:

•              Old ACE ratio target range 4.5% to 5.0%;

•              New ACE ratio target range 4.0% to 4.75%.

Calculation of cash earnings

Consistent with market practice, Westpac calculates ‘cash earnings’ to provide the market with a measure of underlying performance.

In calculating cash earnings Westpac will adjust net profit after tax for the following items:

•              Treasury shares;

•              Fair value changes on hedges of Westpac’s hybrid equity instruments;

•              Timing of income associated with hedges put in place to hedge Westpac’s NZD earnings (from 2007); and

•              Other items that are significant in size, one-off in nature, and are not part of our ongoing business operations.

For the 2006 financial year, both the profit on sale of Westpac’s sub-custody business and the one-off increase in UK tax expense related to the write-down of the Deferred Tax Asset will be excluded from the calculation of cash earnings.

Notwithstanding our approach to calculating cash earnings, Westpac will separately identify within its profit announcement the impact of items that the market may consider making as adjustments to earnings. These include, the net gain/(loss) on ineffective hedges and changes in the additional capital deduction required by APRA to capture inherent risk not allowed under the A-IFRS ‘incurred loss’ standard.

Disclosure Regarding Forward Looking Statements

This release contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbour” for forward-looking information to encourage companies to provide prospective information about themselves without fear of litigation so long as the information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. Forward-looking statements appear in a number of places in this release and include statements regarding our intent, belief or current expectations with respect to our results of operations and financial condition, including, without limitation, future cash earnings. We use words such as “may,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” “probability,” “risk,” or other similar words to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of the risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this market update and the documents incorporated by reference as anticipated, believed, estimated, expected or intended. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, that the predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers that a number of important factors could cause actual results to differ materially from the expectations, estimates and intentions expressed in such forward-looking statements made by us. These factors include inflation, interest rate, exchange rate, market and monetary fluctuations, the effect of, and changes in, laws, regulations, taxation or accounting standards or practices and government policy, changes in consumer spending, saving and borrowing habits in Australia, New Zealand and in other countries in which we conduct our operations, the effects of competition in the geographic and business areas in which we conduct operations, the ability to increase market share and control expenses and various other factors beyond our control. The above list is not exhaustive. For certain other factors that may impact on forward-looking statements made by us in this release refer to our annual report on Form 20-F for the year ended September 30, 2005. When relying on forward-looking statements to make decisions with respect to our company, investors and others should carefully consider the foregoing factors and other uncertainties and events. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise after the date of this release.